

May 20, 2014

Via E-mail
Mr. Conan J. Laughlin
Managing Member
North Tide Capital, LLC
500 Boylston Street, Suite 310
Boston, MA 02116

> **Re:** **Healthways, Inc.**
> **Definitive Additional Materials**
> **Filed May 19, 2014 by North Tide Capital Master, LP, North Tide**
>   **Capital, LLC, Conan J. Laughlin, E. Mac Crawford,**
>   **Bradley S. Karro, and Paul H. Keckley**
> **File No. 000-19364**

Dear Mr. Laughlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note that the subject press release and letter were each dated May 14, 2014, but you did not file these materials until May 19, 2014. Be advised that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b). Please confirm your understanding and that you will timely file all future materials.

2.   Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation offered must be reasonable. Refer to Note (b) to Rule 14a-9. Provide support for the following statements and assertions:

   • "Healthways has been severely mismanaged for years …."

- "This Board has failed to meet this most basic obligation …."

- "… the Board has placed its own interests ahead of shareholders' interests."

- "The Board's abject failure to hold management accountable …."

Please also clearly characterize statements such as these as your belief.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: <u>Via E-mail</u>
       Mr. Andrew Freedman, Esq.
       Olshan Frome Wolosky LLP